May 2, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust VOC Brazos Energy Partners, L.P. Registration Statement on Form S-1 Registration No. 333-171474
Ladies and Gentlemen:
The undersigned hereby join in the request of the registrants that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 1:00 p.m., Eastern time, on May 4, 2011 or as soon thereafter as practicable.
In connection with the above-referenced Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof 4,349 copies of the Preliminary Prospectus dated April 22, 2011 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
The undersigned were advised on April 26, 2011 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.
Very truly yours,
Raymond James & Associates, Inc.
Morgan Stanley & Co. Incorporated
As Representatives of the Several Underwriters
Raymond James & Associates, Inc.

By:	/s/ Bob Coble
	Name:	Bob Coble
	Title:	Vice President

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC
The Raymond James Financial Center 880 Carillon Parkway P.O. Box 12749
St. Petersburg, FL 33733-2749 (727) 573-3800 www.raymondjames.com